                                                                      EXHIBIT 12


(ABLEST LOGO)                                    1901 Ulmerton Road, Suite 300
                                                 Clearwater, Florida 33762-2317
                                                 (727) 299-1200
                                                 www.ablest.com



FOR IMMEDIATE RELEASE                                             Symbol:  AIH
Friday, October 24, 2003                                          Traded:  AMEX

         ABLEST REPORTS A PROFIT FOR THIRD QUARTER AND FIRST NINE MONTHS

         CLEARWATER, Fla., Oct. 24 -- Ablest Inc. today announced revenue of $26.7 million for the third fiscal quarter ended September 28, 2003, an 8.9 percent decrease from the corresponding quarter in 2002. Revenue for the third quarter increased 9.9 percent when compared to the previous quarter, marking the second consecutive quarter-over-quarter sequential increase in 2003. Third quarter net income, which reversed losses in the first two quarters of 2003, amounted to $350,000 or $0.12 per basic and diluted share compared to $526,000 or $0.18 per basic and diluted share earned in the third quarter of 2002.

         Revenue for the first nine months of fiscal 2003 decreased slightly to $74.2 million from $74.7 million in the prior year. Nine months net income was $209,000 or seven cents per basic and diluted share compared to $604,000 or $0.21 per basic and diluted share for the same period in 2002.

       W. David Foster, chief executive officer, said "Third quarter results were impacted by increased workers' compensation expenditures. Programs implemented to combat the higher workers' compensation costs started to show benefits during the last month of the third quarter."

       Mr. Foster added, "While third quarter revenue was below the prior year, we have realized higher revenue each quarter this year over the prior quarter. Several customers, both light industrial and clerical, accounted for our higher revenue compared to a year ago, when the increase was primarily attributable to one large account."

       "We have continued to focus on our core business by developing programs that drive revenue, increase margins and improve service. At the same time, we have made selective investments in technology that have enhanced our ability to manage the profitability of our existing business and identify new opportunities," Mr. Foster continued. "We have funded these initiatives by continuing to closely manage expenses and staff levels. SG&A as a percentage of revenue decreased for both the quarter and nine months compared to the corresponding periods in 2002."

       Ablest Inc. provides its clients with staffing solutions, managed services and vendor-on-premise (VOP) programs. Staffing solutions include clerical, industrial and information technology personnel provided through Ablest Staffing Services and Ablest Technology Services. Ablest supplies more than 30,000 field employees and consultants to more than 3,500 businesses annually through 44 locations in the Eastern and Southwestern United States.

       Statements made in this news release, other than those concerning historical information, should be considered forward-looking and subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers should carefully review and consider disclosures, including periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, which attempt to advise interested parties of the factors which affect the Company's business.

                                                                      MORE . . .

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PAGE 2/ABLEST REPORTS A PROFIT FOR THIRD QUARTER AND FIRST NINE MONTHS

                                   ABLEST INC.
                       Condensed Statements of Operations
            (Amounts in thousands except share and per share amounts)
                                   (Unaudited)




                                                  For the Thirteen Week                           For the Thirty-nine Week
                                                       Periods Ended                                   Periods Ended
                                         -------------------------------------------     ------------------------------------------
                                         September 28, 2003       September 29, 2002     September 28, 2003      September 29, 2002
                                         ------------------       ------------------     ------------------      ------------------

Net service revenues                          $    26,668            $    29,287          $    74,171              $    74,748
Cost of services                                   22,111                 24,006               61,777                   61,034
                                              -----------            -----------          -----------              -----------

    Gross profit                                    4,557                  5,281               12,394                   13,714

Selling, general and administrative
  expenses                                          3,999                  4,479               12,074                   13,075
                                              -----------            -----------          -----------              -----------

    Operating income (loss)                           558                    802                  320                      639
                                              -----------            -----------          -----------              -----------

Other:
  Interest income (expense), net                       (9)                   (20)                 (31)                      24
  Miscellaneous, net                                   14                     24                   47                       20
                                              -----------            -----------          -----------              -----------
    Other income (loss)                                 5                      4                   16                       44
                                              -----------            -----------          -----------              -----------

    Income (loss) before income
      taxes                                           563                    806                  336                      683

Income tax expense (benefit)                          213                    280                  127                       79
                                              -----------            -----------          -----------              -----------

    Net income (loss)                         $       350            $       526          $       209              $       604
                                              ===========            ===========          ===========              ===========


    Basic net income (loss)
      per common share                        $      0.12            $      0.18          $      0.07              $      0.21
                                              ===========            ===========          ===========              ===========
    Diluted net income (loss)
      per common share                        $      0.12            $      0.18          $      0.07              $      0.21
                                              ===========            ===========          ===========              ===========

    Weighted average number of common
      shares in computing net income
      (loss) per common share
    Basic                                       2,858,197              2,864,422            2,862,629                2,872,847
                                              ===========            ===========          ===========              ===========

    Diluted                                     2,876,197              2,884,422            2,880,629                2,892,847
                                              ===========            ===========          ===========              ===========





                                                                      MORE . . .



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PAGE 3/ABLEST REPORTS A PROFIT FOR THIRD QUARTER AND FIRST NINE MONTHS

                                   ABLEST INC.
                            Condensed Balance Sheets
            (Amounts in thousands except share and per share amounts)




                                                                               September 28, 2003       December 29, 2002
                                                                               ------------------       -----------------
                                                                                   (Unaudited)
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                          $  1,372                $  1,858
  Accounts receivable, net                                                             13,440                  11,639
  Prepaid expenses and other current assets                                               407                     296
  Current deferred tax asset                                                              988                     988
                                                                                     --------                --------
    Total current assets                                                               16,207                  14,781

Property, plant and equipment, net                                                        733                     872
Deferred tax asset, net                                                                 2,234                   2,234
Goodwill, net                                                                           1,283                   1,283
Other assets                                                                               40                      46
                                                                                     --------                --------

    Total assets                                                                     $ 20,497                $ 19,216
                                                                                     ========                ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                                   $    718                $    256
  Accrued expenses and other current liabilities                                        4,739                   4,008
  Short-term borrowings                                                                    --                      --
                                                                                     --------                --------
    Total current liabilities                                                           5,457                   4,264

Other liabilities                                                                          86                      81
                                                                                     --------                --------

    Total liabilities                                                                   5,543                   4,345
                                                                                     --------                --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.05 par value; 500,000 shares authorized ,
    none issued or outstanding at September 28, 2003 and December 29, 2002                 --                      --
  Common stock of $.05 par value; 7,500,000 shares authorized,
    3,308,929 shares issued and outstanding including shared held in
    treasury at September 28, 2003 and December 29, 2002, respectively                    165                     165
  Additional paid-in capital                                                            4,936                   4,936
  Retained earnings                                                                    11,934                  11,725
  Treasury stock at cost; 452,429 and 428,341 shares held at
    September 28, 2003 and December 29, 2002, respectively                             (2,081)                 (1,955)
                                                                                     --------                --------

    Total stockholders' equity                                                         14,954                  14,871
                                                                                     --------                --------

    Total liabilities and stockholders' equity                                       $ 20,497                $ 19,216
                                                                                     ========                ========




SOURCE:    Ablest Inc.
CONTACT: Vincent J. Lombardo, Vice President and Chief Financial Officer, 727-299-1200 or vlombardo@ablest.com/


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